Exhibit 99.1

Safe-T Group Issues Shareholder Letter

HERZLIYA, Israel - August 6, 2021 — Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a cyber-security and privacy solutions to consumers and enterprises, has issued a letter to shareholders from its Chief Executive Officer, Shachar Daniel.

Dear Shareholders:

We have continued to reach key milestones in our mission to become a world-class and leading company in the global cybersecurity and privacy industry. Following our third and most recent acquisition, CyberKick, we initiated the integration of CyberKick activities into the Safe-T family. Since the CyberKick acquisition, we have started successfully to integrate thousands of CyberKick customers within the consumer-based cybersecurity market; complementing our existing offerings to commercial and enterprise customers. I would like to take this opportunity and shade more light on the CyberKick’s acquisition, its meaning to our business strategy and the effect it already has on our business, our addressable markets and our value proposition and overall offering.

I am pleased to say that upon the integration of CyberKick, in addition to our organic growth, we finished the month of July 2021 with more than $1 million monthly, representing a run rate, on an annual basis, which may lead to a significant annual growth compared to 2020 revenues. In conjunction with this shareholder letter, a new investor presentation will be released incorporating CyberKick acquisition as well as our current strategy and status.

We achieved the main goals we set two years ago: acquisition of innovative technologies and talented entrepreneurs while growing significantly. We are fully committed to keep pursuing these objectives. The cybersecurity and privacy protection sectors are growing exponentially amid the incredible volume of cyber-attacks on organizations and individuals, which are turning Internet and home computers to dangerous tools.

Our vision at Safe-T is to keep and deepen our position as an innovative and fast growing company, serving both organizations and consumers. In the coming years, we will continue to adhere to rapid growth while offering innovative, groundbreaking products and joining talented entrepreneurs and technologies along our journey to become a market leader in our industry.

Our Goals for Second Half of 2021 and Beyond

We are very encouraged by our progress and reaching of key milestones. With the CyberKick acquisition completion, we are now one step closer to our vision of providing comprehensive cybersecurity and privacy solutions to both enterprises and consumers. CyberKick has a very strong and broad marketing capabilities that join our wide partners network, direct sale operations and our online channels of sales. Our goal is to continue the growth of our business through meaningful innovation and partnering with accomplished cybersecurity entrepreneurs.

2021 has been an incredible year for Safe-T thus far. We look forward to the continued growth and innovation of our products and services. Through our dedication, hard work, and focus on execution, we intend to keep building Safe-T to become a market leader.

Safe-T’s Arena

The world, and our business, had changed considerably during the last 18 months, as we continue to witness large scale cyber attacks alongside the challenges businesses face in light of COVID-19 pandemic.

Global Privacy Market Continues to see Hyper-Growth, Billion-Dollar Market

Cyber-attacks and vulnerabilities continue to be a massive global problem, which regularly make headline news. In the first half of 2021 alone, cyber-attacks have impacted every sector, ranging from small-to-mid-size businesses and banking institutions and Microsoft Exchange up to the critical infrastructure attack on the Colonial Pipeline. Ransomware and cyber-attacks activities have reached new heights since the beginning of the COVID-19 pandemic, further highlighting the alarming lack of cybersecurity and safety measures for protecting important and confidential digital information and infrastructure.

According to a survey conducted by Pew Research, 59% of consumers lack an understanding of how their collected data is utilized. Furthermore, 81% of Americans surveyed say they have essentially no control over what data is collected from them, while 79% of consumers are concerned about the way their data is being used.

As consumers search for ways to bolster their peace of mind by securing their digital information, the demand for effective privacy products has surged. However, market researchers estimate the growth of the privacy market as largely still in the early innings.

According to Global Market Insight, the global VPN (Virtual Private Network) market is estimated to see a compound annual growth rate (CAGR) of 12% from 2020 to 2026. The global VPN market was worth $25 billion in 2019. Global Market Insight sees the VPN market hitting $70 billion in 2026. Cloud VPN and the consumer segments of the global VPN market are seen as the fastest-growing components of the industry at an estimated CAGR of 20% and 18% through 2026, respectively.

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COVID-19 and Work From Home (WFH) Accelerate Need for Remote Access Technologies & VPN

The coronavirus pandemic has created a major cybersecurity vulnerability, as unsecured home-based computers serve as an easy access point for hackers to attack organizations. With work-from-home (WFH) connections lacking enterprise-grade servers and cyber protection, cyber-criminals are having an easier time accessing confidential and important digital information.

The growth in cyber-attacks as a result of the WFH vulnerabilities has been nothing short of astounding. According to Infosecurity Group and Wandera, there has been a 30,000% increase in phishing attempts. About 48% of those phishing attacks occurred on mobile devices.

ZDNet reports VPN and remote access technologies have seen usage increase 33% since the beginning of the pandemic. However, more adoption of these cybersecurity technologies will be needed to make up ground against the astronomical growth in cyber-attacks.

About CyberKick & the iShield Technology

CyberKick allows consumers to actively manage their online privacy by utilizing a secure and powerful encrypted connection, which provides a much safer online browsing experience for users, shutting out hackers on unsecured and public Wi-Fi networks.

CyberKicks’s iShield is a protective cybersecurity tool that identifies, eliminates, and helps avoid security and data threats that occur unknowingly to many users while they are browsing online. The solution provides powerful comprehensive protection from online cyber-attacks such as phishing, malware, ransomware, identity theft, data scams, and viruses, all on the internet gateway access level. By identifying the risks and blocking the gateway in advance, the solution is protecting users before any damage is done.

The last few years have seen an alarming spike in the number of malicious hackers, from individuals acting on their own, to well-oiled private and governmental groups. But they all share the same modus operandi: lurking, waiting for unsuspecting users to make even the smallest mistake online.

CyberKick was built to fight that battle: to make the internet a safer place for everyone.

CyberKick has a talented and ambitious team of developers, that together with experienced product enthusiasts, work in harmony to make its mission a reality.

CyberKick’s products consist of two key fields of cybersecurity:

●	Online Cyber Security

●	Online Privacy Protection

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ONLINE CYBERSECURITY

iShield

●	Will be launched this year

●	Actively protect different devices - currently developed - Chrome Browser Extension

●	Capable of detecting dangerous websites during user’s browser usage – alerting and blocking those threats in advance!

●	The solution’s algorithms are constantly updated with new security threats such as phishing & malware attacks

iShield is a protective cyber product that -

●	Identifies

●	Eliminates

●	Helps avoid security and data breaches threats

Main features:

1.	First Layer: Protect Personal Data & Identity

a.	Phishing protection

b.	Identity theft prevention

c.	Information leak monitoring

d.	Microphone & camera external usage detection

e.	Email data breach check

f.	Auto password strength validator

2.	Second Layer: Keep Computers Safe

a.	Browser anti-virus

b.	Malicious browser extensions check

c.	Malicious and suspicious site alert

3.	Third Layer: Control Web Footprint

a.	Automated browsing history and cookie cleaner

4.	Fourth Layer: Parental Control

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ONLINE PRIVACY PROTECTION

CyberKick’s privacy solution allows its users to take charge of their online privacy with a powerful, secured, and encrypted connection, masking their online activity for safer online browsing and keeping them safe from hackers when using unsecured Wi-Fi networks.

Overview:

●	Infrastructure compatibility: IOS & Android (Mac, Windows, and more operating systems)

●	Strong online privacy protection using IKEV 2 encryption protocol

●	Easy-to-use

●	Unlimited client licenses

●	Auto-scaling and monitoring methods

●	Hybrid infrastructure - Microservice architecture and non-cloud dependency

You can get additional valued information in the Company’s updated presentation.

Thank you to our shareholders for your continued support and dedication to cybersecurity advancement!

/s/ SHACHAR DANIEL

Shachar Daniel

Co-Founder & Chief Executive Officer

Safe-T Group, Ltd.

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About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for the advanced and basic users, ensuring full personal protection for all personal and digital information.

ZoneZero cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organization’s access use cases, whether from outside the organization or within the organization, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one that comprises of both millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability and the speed of the service.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses our run rate and annual growth. Because such statements are based on Safe-T’s current estimations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

Adi and Michal PR-IR

+972-(0)52-3044404

michal@efraty.com

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